UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   AFH Acquisition VII, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None.

(CUSIP Number)

April 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rulel3d-l(b)

[X] Rule 13d-l(c)

[  ] Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G35536120

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only)
Greg Mauzy
2.	Check the Appropriate Box if a Member of a Group(See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power
667,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
667,000
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
667,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
10.98%
12.	Type of Reporting Person (See Instructions)
IN

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Item 1(a).	Name of Issuer

AFH Acquisition VII, Inc.

Item 1(b).	Address of the Issuer's Principal Executive Offices

9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212

Item 2(a).	Names of Persons Filing

Greg Mauzy

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

3805 Mockingbird Midland, Texas 79707

Item 2(c).	Citizenship

U.S.A

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001

Item 2(e).	Cusip Number

None.

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	[ ]	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

	[ ]	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

	[ ]	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	[ ]	(d) Investment company registered under Section 8 of the Investment Company Act.

	[ ]	(e) An Investment adviser in accordance with Rule 13d-l (b)(l)(ii)(e).

	[ ]	(f) An employee benefit plan or endowment fund in accordance with Rule 13d l(b)(l)(ii)(f).

	[ ]	(g) A Parent Holding Company or control person in accordance with Rule 13d l(b)(l)(ii)(g).

	[ ]	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	[ ]	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	[ ]	(j) Group, in accordance with Rule 13d-l (b)(l)(ii)(j).

Not applicable

Item 4.	Ownership

a.	Amount beneficially owned:

667,000

b.	Percent of class

10.98%

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote

667,000

	ii.	Shared power to vote or to direct the vote

0

	iii.	Sole power to dispose or to direct the disposition of

667,000

	iv.	Shared power to dispose or to direct the disposition of

0

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: April 9, 2013

/s/ Greg Mauzy
Name:	Greg Mauzy

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See l8 U.S.C. 1001)

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